UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of November 2025

Commission File No.: 001-41824

Kolibri Global Energy Inc.

(Translation of registrant’s name into English)

925 Broadbeck Drive, Suite 220

Thousand Oaks, CA 91320

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

EXPLANATORY NOTE

Kolibri Global Energy Inc. (the “Company”) is filing this Amendment No. 1 to the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on November 12, 2025 (the “Original 6-K”), solely for the purpose of amending the Incorporation by Reference legend, which inadvertently did not include references to all effective registration statements. No other changes were made to the Original 6-K.

INCORPORATION BY REFERENCE

EXHIBIT 99.1 AND EXHIBIT 99.2, EACH INCLUDED WITH THIS REPORT, ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-279955) AND FORM F-10 (FILE NO. 333-288298) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit	Description
99.1*	Condensed Consolidated Unaudited Interim Financial Statements for the three and nine months ended September 30, 2025
99.2*	Management’s Discussion and Analysis for the three and nine months ended September 30, 2025
99.3*	Certification of Interim Filings (Form 52-109F2) – Chief Executive Officer
99.4*	Certification of Interim Filings (Form 52-109F2) – Chief Financial Officer
99.5*	Press Release dated November 12, 2025

*	Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kolibri Global Energy Inc.

Date: December 2, 2025	By:	/s/ Gary Johnson
	Name:	Gary Johnson
	Title:	Chief Financial Officer